C. Edward Chaplin

Chief Financial Officer

113 King Street, Armonk, NY 10504

Tel. 914-765-3925 Fax 914-765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

August 1, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
File No. 001-09583

Dear Mr. Rosenberg:

Reference is made to your letter dated July 18, 2007 to Gary C. Dunton, President and Chief Executive Officer of MBIA Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. It is our intention to respond to your letter by September 28, 2007. The additional time is necessary in order to gather the data required to respond to your comment 2.

If you need to reach me, please call me at (914) 765-3925.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin